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Exhibit 7.

DaimlerChrysler AG and its Consolidated Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

(in millions of €, except ratios)

	Year Ended December 31,
	2000	2001	2002	2003	2004
EARNINGS
Income/(loss) from continuing operations before income taxes, minority interests, extraordinary items and cumulative effects of changes in accounting principles	4,280	(1,654)	5,925	596	3,535
Add:
Fixed charges	6,078	5,945	4,102	3,383	3,199
Amortization of previously capitalized interest	131	141	134	119	107
Dividends received from equity investees	0	133	133	80	107
Deduct:
Capitalized interest	(181)	(275)	(147)	(100)	(70)
(Income)/loss from equity investees	244	(99)	134	538	937

Earnings available for fixed charges	10,552	4,191	10,281	4,616	7,815

FIXED CHARGES
Interest expense	5,603	5,397	3,709	3,034	2,828
Capitalized interest	181	275	147	100	70
Interest portion of rent expense [1]	294	273	246	249	301

Total fixed charges	6,078	5,945	4,102	3,383	3,199

RATIO OF EARNINGS TO FIXED CHARGES	1.74	0.70 [2]	2.51	1.36	2.44

1)
One-third of all rental expense is deemed to be interest.

2)
For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by €1.754 million.

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  Exhibit 7.